

July 10, 2014

Via E-mail
Mr. R. Todd Joyce
Chief Financial Officer - Global
Actavis plc
1 Grand Canal Square
Docklands Dublin 2, Ireland

Re: Actavis plc
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed February 25, 2014
File No. 000-55075

Dear Mr. Joyce:

We have reviewed your June 12, 2014 response to our May 29, 2014 letter and have the following comment.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe that the comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Notes to the Consolidated Financial Statements
Note 15 – Income Taxes, page F-59

1. Please provide us a revised tax rate reconciliation that starts with the statutory tax rate of Ireland. Please confirm that you will reconcile your statutory tax rate of Ireland to the effective tax rate in your future filings.

Please contact Kei Nakada, Staff Accountant, at (202) 551-3659 or Andrew Mew, Senior Assistant Chief Accountant, at (202) 551-3377 if you have questions regarding the comment. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant